SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Minutes of the 24th Extraordinary General Shareholders’ Meeting" dated on December 20, 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Minutes of the 24th Extraordinary General Shareholders’ Meeting

December 20, 2006 (06 pages)
For more information, please contact:
Daniel de Andrade Gomes
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo, Brazil – December 20, 2006) – The management of Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP), hereby informs the Minutes of the 24th Extraordinary General Shareholders’ Meeting held on December 20, 2006:

1. Date, Time and Venue of the Meeting: December 20, 2006, at 11:00 hours, at the Company’s headquarters located at Rua Martiniano de Carvalho 851 in the Capital of the State of São Paulo, state of São Paulo.

2. Call Notice: The meeting was called upon publication of notice in the newspapers Diário Oficial do Estado de São Paulo, issues of December 02, 05 and 06, 2006 (pages 10, 13 and 08, respectively) and Gazeta Mercantil, issues of December 04, 05 and 06, 2006 (pages A-15, A-15 and A-7, respectively).

3. Agenda:

I.	To examine and deliberate the proposal to modify the Company’s bylaws from January 01, 2007 on, as follows:

a)	To modify the composition of the Executive Board of the Company by means of creating two new Vice-Presidencies, subordinated to the President, which will take denominations of Vice-Presidency Corporate Segment and Vice-Presidency of Strategy and Regulation;

b)	To modify the denominations of the positions of Chief Executive Officer and the positions of the Vice-Presidents of Financial Planning, Human Resources, Management Control and Finance, Wholesale Segment and Regulation and Small and Medium Enterprises Segment, which will be respectively modified to: Chief Executive Officer of Fixed Telephony, Vice- President of Finance, Vice-President of Human Resources and Executive Talents, Vice- President of Management Control and Resources, Vice-President of Wholesale Segment and Vice-President of Business Segment.

c)	To subordinate to the President the following positions: Vice-Presidency of Management Control and Resources and Vice-Presidency of Human Resources and Executive Talents.

d)	To re-align the specific obligations of the members of the Executive Board as a result of the new composition and the modifications in the attributions of their respective positions.

e)	As a consequence of the modifications proposed above, to adapt the wording of article 20 – heading and paragraph 1, article 22 – paragraph 2, and article 23 of the Company’s bylaws, that deal with the composition of the Executive Board and the specific attributions of its members, thus approving the consolidated Company’s bylaws.

II.	To appoint 2 (two) members of the Board of Directors by the general vote of the common shares, to complement the current mandate, and as replacement of the directors that filed their resignation in November 2006.

4. Attendance: Shareholders of the Company, representing more than 2/3 (two-thirds) of the voting capital stock, thus granting the legal “quorum” for the installation and deliberation of the issues in the agenda, in accordance with the signatures in the Shareholders Attendance Book No. 2, pages 10 and 10 overleaf. Also present was Mr. Pedro Lucas Antón Lázaro, Vice-President of Management Control and Finance and Investor Relations Director of the Company.

5. Presiding Officers: Mr. Gustavo Fleichman – Chairman and Mr. Pedro Lucas Antón Lazaro – Secretary.

6. Resolutions: The assisting shareholders took the following resolutions:

6.1) Unanimously approved, to modify the composition of the Executive Board of the Company and modify their attributions, valid from January 01, 2007, as fallows:

(a) Modified the composition of the Executive Board of the Society and to create two new Vice-Presidencies, subordinated to the president, which will take denominations of Vice-Presidency Corporate Segment and Vice-Presidency of Strategy and Regulation;

(b) Modified the denominations of the positions of Chief Executive Officer and the positions of Vice-President of Financial Planning, Human Resources, Management Control and Finance, Wholesale Segment and regulation and Small and Medium Enterprises Segment, which will be respectively modified to: Chief Executive Officer of Fixed Telephony; Vice-President of Finance; Vice-President of Human Resources and Executive Talents; Vice-President of Management Control and Resources; Vice-President of Wholesale Segment; and Vice-President of Business Segment;

(c) The following positions are subordinated to the President: Vice-Presidency of Management Control and Resources and Vice-Presidency of Human Resources and executive Talents.

(d) Re-aligned the specific obligations of the members of the Executive Board, as a result of the new composition and the modifications in the attributions of their respective positions.

6.2 – As a consequence of the approvals in the item 6.1, the board unanimously approved, to adapt the wording of article 20, heading and e paragraph one; article 22, paragraph second and article 23, that deal with the composition of the Executive Board and the specific attributions of its members. Such resolutions becoming valid, from January 01, 2007, with the following words:

“Art. 20 - The Executive Board shall be made up of at least, 3 (three) and, at most, 12 (twelve) members, who may or not be shareholders, who are resident in Brazil, to be elected by the Board of Directors, as follows: (a) President; (b) Chief Executive Officer of Fixed Telephony; (c) Vice-President of Finance; (d) Vice-President of Strategy and Regulation; (e) Vice-President of Management Control and Resources; (f) Vice-President of Human Resources and Executive Talents; (g) Vice-President of Corporate Segment; (h) Vice-President of Residential Segment; (i) Vice-President of Wholesale Segment; (j) Vice-President of Business Segment; (k) Vice-President of Network Services; (l) Vice-President of Commercial and Administrative Services.

Paragraph one – The Chief Executive Officer of Fixed Telephony, the Vice-President of Finance, the Vice-President of Strategy and Regulation, the Vice-President of Management Control and Resources, the Vice-President of Human Resources and Executive Talents and the Vice-President of Corporate Segment shall report to the President, while the other Vice-Presidents shall report to the Chief Executive Officer of Fixed Telephony.

Paragraph two – One same Executive Officer may be elected to accumulate attributions of more than one office of the Executive Board.”

“Art. 22 – The Executive Board is the body for active and passive representation of the Company, with the body and its members performing all the acts that are necessary or convenient for the management of corporate business. It is incumbent upon the Executive Board, to collectively:

I.	To propose to the Board of Directors the Company’s general plans and programs, specifying the investment plans for expansion of the operating plant;

II.	To submit for approval of the Board of Directors the sale or encumbrance of real estate property owned by the Company, and of assets that are linked directly with providing public telecommunication services, when operative, as well as authorize, within the limits established by the Board of Directors in an internal normative instrument, the sale or encumbrance of other permanent assets, including those linked to public telecommunication services that may be deactivated or inoperable;

III.	To prepare the financial statements, the results for the fiscal year and the dividend distribution proposal, including interim dividends, as well as the application of excess funds, to be submitted for examination by the Audit Committee, by the Independent Auditors and by the Board of Directors;

IV.	Whenever applicable, perform the following acts, within the limits set by the Board of Directors: (a) ratify the purchase of materials and equipment and the contracting of assets, construction and services; (b) ratify the sale of current assets; and (c) authorize the contracting by the Company of financing and loans; and

V.	To approve the execution of other agreements not mentioned above, according to the limits established by the Board of Directors.

Paragraph one - The resolutions of the Executive Board shall be taken by majority vote, provided the majority of its members are present, with the President having, in addition to his/her regular vote, the casting vote in the event of a tie.

Paragraph Two - With due regard for the provisions of these Bylaws, in order to bind the Company it is necessary to obtain (i) the joint signature of 2 (two) Executive Officers, except in emergencies, when the individual signature of the President shall be permitted, subject to the approval of the Executive Board, pursuant to the provisions of article 23, A-16; (ii) the signature of 1 (one) Executive Officer jointly with 1 (one) Attorney-in-Fact; or (iii) the signature of 2 (two) Attorneys-in-Fact jointly, provided they are vested with specific powers.”

Paragraph Three - Powers of attorney granted in the name of the Company shall always be executed by two (2) Executive Officers and must specify the powers granted and, except for those granted for legal purposes, must have a maximum term of effectiveness of one (1) year.

“Art. 23 – The following are the specific incumbencies of each member of the Executive Board:

A- PRESIDENT: 1. To represent the Company in and out of court, before the shareholders and the general public, being able to appoint attorneys-in-fact together with another Executive Officer and appoint deputies, as well as to delegate incumbencies to the other Executive Officers for the execution of specific acts; 2. To supervise all of the Company’s activities and approve proposals related to the guidelines for the strategic development of it; 3. To follow up on and supervise the implementation of the resolutions of the Board of Directors; 4. To supervise and direct the activities related to the guidance, counseling and representation of legal and regulatory matter of the Company; 5. To supervise and guide the activities related to institutional policy and internal and external communications in connection with the Company; 6. To supervise and guide the communication activities with the media in general; 7. To supervise and guide the marketing activities, including advertisements, sponsorships and development of the Company’s image; 8. To supervise and guide the activities of Internal Audit; 9. To supervise and guide the activities of Human Resources; 10. To supervise and guide the activities and businesses related to the Corporate Segment; 11. To define the operational strategy of the Company; 12. To define the agenda of proposal of claims of operational nature, aiming to subsidize the negotiations with the regulator; 13. To coordinate and supervise the activities related to quality, management control and supervision of the budget of the Company, according to the business plans, being able to delegate on another Executive Officer the execution and supervision of such activities; 14. To call the meetings of the Executive Board; 15. To decide on specific matters of his/her area of competency, according to the policies and guidelines established by the Collegiate Executive Board; 16. To perform emergency acts “ad referendum” of the Executive Board; 17. To supervise and give orientation to the area related with the secrecy of communications; 18. To be the chairman of the Committee of Regulatory Strategy, responsible for the definition of the strategy and to implement the management of top level relations with authorities, regulators, social entities and companies of the sector, on regulatory issues; and 19. To develop the tax planning of the Company. B – CHIEF EXECUTIVE OFFICER OF FIXED TELEPHONY: 1. To appoint attorneys-in-fact together with another Executive Officer and appoint deputies, as well as to delegate incumbencies to the other Executive Officers for the execution of specific acts; 2. To coordinate and supervise the activities of the Executive Officers; 3. To coordinate and supervise the activities related to the Residential Segment; 4. To coordinate and supervise the activities related to the Wholesale Segment; 5. To coordinate and supervise the activities of the Business Segment; 6. To coordinate and supervise the activities of Network Services; 7. To supervise the activities related to the Administrative and Commercial Services; and 8. To perform other duties that may be assigned to him/her by the Board of Directors. C - VICE-PRESIDENT OF FINANCE: 1. To perform the administration in the raising and application of resources and exchange and derivative operations in the financial market; 2. To perform structured operations to raise resources in the financial and in the capital markets; 3. To perform the macroeconomic analyses and research; 4. To develop projects and economic-financial analysis according to the Company’s core business and others; 5. To perform the function of Investor Relations Officer with the investors and represent the Company at the Comissão de Valores Mobiliários – CVM, the stock exchanges and other regulatory bodies of the stock markets; 6. To manage the complementary social security funds and to coordinate the merger and acquisitions projects; 7. To perform activities related to the control of financial risks; 8. To develop and execute the activities of the Company in the economic and financial area, in the activities related to accounting and the preparation of the financial statements, partial balance and balance sheets, results analysis, as well as the management and administration of financial commitments and of the financial instruments; and 9. To perform other duties that may be assigned to him/her by the Board of Directors. D – VICE-PRESIDENT OF STRATEGY AND REGULATION: 1. To develop policies and guidelines and to ensure the implementation of activities related to the definition, planning and coordination of the operational strategy of the Company, supervising the execution of those activities; 2. To represent the Company before Anatel (the National Telecommunications Agency) and other regulatory bodies, assessing the policies and objectives of the regulatory body; 3. To participate of the Committee of Regulatory Strategy; 4. To coordinate and supervise the operational activities related to quality; 5. To coordinate, develop and supervise projects of innovative nature; and 6. To perform other duties that may be assigned to him/her by the Board of Directors. E - VICE-PRESIDENT OF MANAGEMENT CONTROL AND RESOURCES: 1. To develop policies and guidelines and supervise the activities related to the management and admi nistration of purchases; 2. To develop and execute the activities of management control of resources and the preparation and follow of the budget of the Company; 3. Coordinate the activities related to the control of operational risks; and, 4. To perform other duties that may be assigned to him/her by the Board of Directors. F –VICE-PRESIDENT OF HUMAN RESOURCES AND EXECUTIVE TALENTS: 1. To develop policies, plans and guidelines in order to ensure the implementation of management, administration and development of human resources activities, for employees and executives, supervising the execution of such activities; 2. To execute the relationship with the employees’ union; 3. To maintain the relationship with the complementary retirement fund; 4. To consolidate the plans, payroll and human resources budget according to the objectives and goals of the Company; and 5. To perform other duties that may be assigned to him/her by the Board of

Directors. G - VICE-PRESIDENT OF CORPORATE SEGMENT: 1. To develop policies, plans and guidelines in order to ensure the implementation of the business strategies, specifically as related to the corporate and government segment, in order to fulfill the needs of the users, clients and the market; 2. To consolidate the business plans related to the segments of corporate and government segments, taking into consideration the investments and the level of service expected from the Vice-Presidency of Corporate Segment; 3. Coordinate the development of products aimed to the corporate and government segment; 4. To perform other duties that may be assigned to him/her by the Board of Directors. H – VICE-PRESIDENT OF RESIDENTIAL SEGMENT: 1. To develop policies, plans and guidelines in order to ensure the implementation of his/her business area strategy, specifically as related to residential telephones, special residential ones, public use telephones, teleservice, telephone directories and long distance services, so as to fulfill the needs of the users and the market, supervising the execution of such activities; 2. To consolidate the business plans related to residential telephones, special residential ones, public use telephones, teleservice, telephone directories and long distance services, considering the investments and the level of service expected from the Vice-Presidency of Network Services; 3. Coordinate the development of businesses and products related to the residential segment; and 4. To perform other duties that may be assigned to him/her by the Board of Directors. I – VICE-PRESIDENT OF WHOLESALE SEGMENT: 1. To develop policies, plans and guidelines in order to ensure the implementation of the strategy of its business area, specifically regarding the wholesale services and interconnection with operators and providers of local, domestic and international long distance services; 2. To develop policies, plans and guidelines and to supervise the activities related to regulation, as well as guidance that becomes necessary regarding the general support for the performance of the other areas of the Company; 3. Coordinate the development of new businesses; and 4. To perform other duties that may be assigned to him/her by the Board of Directors. J – VICE-PRESIDENT OF BUSINESS SEGMENT: 1. To develop policies, plans and guidelines in order to ensure the implementation of the strategy of its business area, specifically regarding the small and medium enterprises and users of the long distance services, so as to fulfill the needs of the users and the market; 2. To consolidate the business plans related to the small and medium enterprises and users of long distance services, considering the investments and the level of service expected from the Vice-Presidency of Network Services; 3. Coordinate the development of new products aimed to the small and medium enterprises segment; and 4. To perform other duties that may be assigned to him/her by the Board of Directors. K - VICE-PRESIDENT OF NETWORK SERVICE: 1. To develop policies, plans and guidelines and ensure the implementation of the Company’s technological strategy, so as to make the network’s capacity and development available and to enable the offer of services, according to the needs of the market and of the business areas of the Company, supervising the execution of such activities; 2. To establish a proposal of a long-term technologic strategy for network development; 3. To set guidelines for the development of network expansion projects, according to the needs defined by the Vice-Presidency of Business Segment, the Vice-Presidency of Residential Segment, the Vice-Presidency of Wholesale Segment and the Vice-Presidency of Corporate Segment, supervising the execution of such activities; 4. To set policies, plans and guidelines and assure the operation and maintenance of the external plant, as well as the management of the processes related to the operation and maintenance of the internal plant; 5. To set guidelines for the operation and maintenance of the network and technical assistance to users, supervising the execution of such activities; 6. To set guidelines for the provision, installation and maintenance of services, according to the needs of the Vice-Presidency of Business Segment, the Vice-Presidency of Residential Segment, the Vice-Presidency of Wholesale Segment and the Vice-Presidency of Corporate Segment, supervising the execution of such activities; and 7. To perform other duties that may be assigned to him/her by the Board of Directors. L – VICE-PRESIDENT OF SERVIÇOS COMMERCIAL AND ADMINISTRATIVE SERVICES: 1. To develop policies and guidelines and supervise the activities related to the obtaining, usage and evolution of information technology solutions of the Company; 2. To coordinate, develop and supervise the evaluation, revision and implementation of corporate regulation procedures and documentation; 3. To set policies and control activities related to systems infrastructure; 4. Coordinate the activities related to the administration and maintenance of assets, fixed or not, supplies and transport, and the support activities to other areas of the Company; 5. Coordinate the billing and collection processes and systems; 6. Coordinate and execute the activities related with assets security; and 7. To perform other duties that may be assigned to him/her by the Board of Directors.”

6.3 – The Board, unanimously approved as well, the consolidated Company’s Bylaws, with the mentioned modifications, which is attached at this Minutes.

6.4 – With unanimity of votes from the ordinary shareholders, were elected to made up the Board of Directors, complementing the term in course, that will expire in the date of the General Shareholders’ Meeting in 2.007, Mrs. Ignácio Urdangarín Liebaert, that also sign as Iñaki Urdangarín, Spanish, married, with a degree in Business Sciences in his country, holder of the Spanish passport # Q452424, resident in Barcelona, Spain, with commercial address at Gran Via 28, planta 7, Madrid, Spain; Antonio Carlos Valente da Silva, Brazilian, married, Electrical Engineer, holder of ID card # CREA RJ 31.547 -D and holder of CPF/MF # 371.560.557 -04, resident in the city of São Paulo, State of São Paulo, with commercial address at Rua Martiniano de Carvalho # 851, in the capital of the State of São Paulo. This resolution confirms the decision of the Board of Directors, dated on November 21, 2006, when the Counselors, now elected, were named, according with the terms of the article 150 of the law # 6404/76, in substitution of Mr. Manoel Luis Ferrão de Amorim and Mr. Manuel Alvarez Trongé, which filed their resignation to its respective positions on the Board of Directors in that date.

With this decision, the Board of Directors of the Company is made up as follows: Antonio Carlos Valente da Silva, Eduardo Navarro de Carvalho, Enrique Used Aznar, Fernando Abril Martorell Hernández, Fernando Xavier Ferreira, Iñaki Urdangarin, Javier Nadal Ariño, José Fernando de Almansa Moreno-Barreda, José Maria Alvarez-Pallete López, Juan Carlos Ros Brugueras, Juan Vicente Revilla Vergara, Luciano Carvalho Ventura, Luis Bastida Ibarguen, Miguel Ángel Gutiérrez Méndez and Narcís Serra Serra, all with mandate until the General Shareholders’ Meeting to be held in 2007.

7. CLOSING OF THE MEETING: At the end of the meeting, the President yielded the floor for anyone wishing to speak. Since there was no one requesting the floor and as there were no more subjects to be discussed, the meeting was ended and these minutes were drawn up as a summary of events, according to the terms established in the article 130 §1º of the law # 6.404/76. After the meeting, the minutes were read and, as found in accordance, were approved and signed by the attendants. São Paulo, December 20, 2006.

Presiding Officers Mr. Gustavo Fleichman - Chairman Mr. Pedro Lucas Antón Lazaro – Secretary

SP Telecomunicações Holding Ltda. – represented by Mr. Gustavo Fleichman
Telefónica	Internacional S.A. –	represented by Mr. Gustavo Fleichman
Norges Bank – represented by Mr. Daniel Alves Ferreira
Telefônica	Data do Brasil Ltda. – represented by Mr. Gustavo Fleichman
State Street Emerging Markets		– represented by Mr. Daniel Alves Ferreira
Mr. Pedro Lucas Antón Lázaro
Ms. Leila Alves

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	December 26, 2006	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director